
April 29, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

> **Re: Diginex Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 2, 2024**
> **CIK No. 0002010499**

Dear Mark Blick:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

Amended Draft Registration Statement of Form F-1 Submitted April 2, 2024

Summary, page 1

1. We note your response to prior comment three regarding the office arrangements for your principal executive offices in Hong Kong. Please clarify here and on page 70 whether your Hong Kong principal executive offices is a co-working shared space facility and clarify if most of your employees and operations occur at this facility or are performed virtually.

Mark Blick
Diginex Ltd
April 29, 2024
Page 2

Business
Our Business Lines, page 67

2.	Please provide your revenues by geographic area for each of the following countries originating from the United States of America, United Kingdom, Hong Kong and Singapore. We note your disclosure combines the revenue sourced to these four countries as approximately 80% of your total revenues for the March year ended March 31, 2023. Please provide further specificity by country.

3.	We note your response to prior comment 21 regarding your channel partners. Please clarify whether you derive a material amount of your revenues from your reselling or distribution agreements with either HSBC or Fitch Ratings.

Principal Securityholders, page 98

4.	We reissue prior comment 32 in part, please disclose the natural person(s) that ultimately has the investment and/or voting power over the shares beneficially owned by HBM IV, Inc.

Financial Statements
3 Significant Accounting Policies
Research and development expenditure, page F-36

5.	Disclose research and development expense as required by paragraphs 126 and 127 of IAS 38 and paragraphs 104 and 105 of IAS 1.

	Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	James A. Prestiano, Esq.